August 27, 2024

Bryan Hall
Executive Vice President
Sunrise Communications AG
Thurgauerstrasse 101b
8152 Glattpark (Opfikon)
Switzerland

       Re: Sunrise Communications AG
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted August 12, 2024
           CIK No. 0002021938
Dear Bryan Hall:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 26, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 77

1. It is unclear whether you will receive and file as an exhibit a tax opinion on the material tax consequences of the spin-off prior to effectiveness of the Form F-4. It is also unclear whether the tax opinion from A&O Shearman that is a condition to the merger may be waived. Please advise and revise your disclosure as appropriate. Refer to Section III of CF
       Staff Legal Bulletin No. 19.
Spin-Off Related Sunrise Net Debt Reduction and Sale of Equity Stake, page 98

2. In the disclosure you added to this section, you indicate that Liberty Global may sell an
 August 27, 2024
Page 2

       equity stake in Sunrise in connection with the spin-off in an amount not to exceed 20% of the aggregate outstanding voting power of Sunrise. You further indicate that the equity sale may occur either before or after the spin-off and may include consent, governance and other rights. Please provide additional information to assist Liberty Global shareholders in making an informed voting decision. For example, indicate whether the equity sold would be Sunrise Class A shares, Sunrise Class B shares or other preference securities. Consider providing a table or other disclosure to illustrate the potential impact on the economic and voting rights of each class of Liberty Global common shares if up to
       20% of the Sunrise's equity is sold. In addition, if the equity sale is entered into prior to the voting date, disclose how you will inform Liberty Global shareholders of the terms of the equity sale, how it will impact each class of Liberty Global common stock and how the proceeds will be used.
Annex D - Liberty Global Ltd. Unaudited Pro Forma Condensed Consolidated
Financial
Statements, page D-1

3. We note your response to prior comment 9. Please clarify in the last paragraph on page D-
       1, and elsewhere as applicable, that the unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 are presented as if the Spin-off occurred on January 1, 2023, not January 1, 2021. The Sunrise
       Business is retrospectively presented as a discontinued operation for the years ended
       December 31, 2022 and 2021 consistent with how it will be reported under U.S. GAAP.
4. We note adjustments (4) in the pro forma condensed consolidated statements of operations for the years ended December 31, 2022 and 2021 to reverse previously recorded eliminations of intercompany transactions between Liberty Global and the
       Sunrise Business. Please tell us if you will be recording the reversal of intercompany transactions when retrospectively presenting the Sunrise Business as a discontinued
       operation and your basis for doing so.
5. We note the revised disclosure provided in footnote (5) in response to prior comment 13.
       Since Liberty Global was not a part of another entity, it appears adjustments to give effect to the Transition Services Agreement do not meet the condition in Rule 11-01(a)(7) of
       Regulation S-X necessary for presenting Autonomous Entity Adjustments under Rule 11-
       02(a)(6) of Regulation S-X. It is unclear why from the vantage point of Liberty Global, the pro forma impact of the Transition Services Agreement should not be depicted as
       Management's Adjustments in accordance with Rule 11-02(a)(7) of Regulation S-X.
6. We note adjustments (6) in the pro forma condensed consolidated statements of operations for the years ended December 31, 2022 and 2021 reflect the elimination of historical related party interest expense and related party interest income associated with the net settlement of the related party note payable and notes receivable prior to the Spin-
       off. Please limit these adjustments to the pro forma condensed consolidated statements of operations for the most recent year and subsequent interim period or advise us.
 August 27, 2024
Page 3

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Harald Halbhuber, Esq.